Mail Stop 4561

April 20, 2007

Gregory J. Wrenn
Senior Vice President, General Counsel
  and Corporate Secretary
Borland Software Corporation
20450 Stevens Creek Boulevard, Suite 800
Cupertino, CA 95014

Re: **Borland Software Corporation**
       Revised Preliminary Proxy Statement on Schedule 14A
       Filed on April 16, 2007
       File No. 1-10824

Dear Mr. Wrenn:

We have reviewed your Revised Preliminary Proxy Statement and have the following additional comments:

Proposal 1

Stockholder Solicitation, page 15

1. We are currently reviewing your response to prior comment 2 of our letter dated April 11, 2007. We may have further comments as a result of our continued review.

Compensation Discussion and Analysis, page 27

Elements of Compensation, page 28

2. Please refer to prior comment 5 of our letter dated April 11, 2007. We note the revised disclosure on page 28, which emphasizes the company's goals to offer competitive compensation and incentives to its executive officers. It is still unclear, however, how each of the elements of the compensation package fits into your overall compensation package. For example, it is unclear what portion of the executives' compensation each element comprises and what the company's rationale is for providing "slightly more generous incentive and equity based compensation" as additional incentives. Explain whether the company engages in any weighting as it relates to different elements of compensation and provide a better description of the emphasis the company places on cash versus equity-based compensation. If Borland places more significance on equity-

based compensation, you should describe why the company believes that its executives' compensation should be tied to performance-based objectives and parameters. Discuss the extent to which failure to achieve the bonus targets affects an individual's total compensation. For instance, discuss whether adjustments may be made to other elements of compensation or whether the company retains discretion to provide bonuses even when none or few of the performance targets are met. Please revise to better explain how the elements of compensation work together to achieve the company's overall compensation objectives.

3. In addition, you responded to prior comment 5 by stating that Items 402(b)(2)(i) and (ii) are not applicable to the company. Since you offer long-term compensation in the form of equity incentive grants as well as cash and non-cash incentives, explain why a discussion of the policies for allocating among these forms of compensation is not applicable to you.

Incentive Compensation Plans, page 29

4. We note your revised disclosure in response to prior comment 7 of our letter dated April 11, 2007. You indicate on page 30 that the company's targets were "intended to be achievable … but only if there was a high level of performance by the executive officers." Similarly, you indicate on page 31 that quarterly operating targets were "intended to be achievable for Borland, but they will require each department to stay within their operating budget, which will require a reasonable level of discipline" and that individual goals are "generally intended to be attainable if the employee performs at a high level." These statements do not clearly convey the level of difficulty, or ease, associated with achieving performance goals either corporately or individually. In discussing how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

Specifically, please revise to indicate more precisely what phrases such as "intended to be achievable" and "high performance" are intended to mean. Provide some insight into the factors considered by the Compensation Committee prior to the awarding of performance-based compensation. For example, if the Committee engages in historical analyses prior to the granting of these awards, a discussion of this would be warranted. Similarly, to the extent there is any correlation between the historical practice with respect to bonuses and the parameters that were set for 2006 and prior years, discussion of this would be appropriate as well. In this regard, explain whether bonuses are generally obtained by the majority of the named executive officers and, if not, what type of discretion is exercised by the Compensation Committee in making awards. To the extent appropriate, please provide a discussion of the qualitative factors that are considered prior to awarding performance-based compensation.

Please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with a marked copy of the revised proxy statement to expedite our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need additional assistance, please contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via facsimile: 408-517-2869</u>
        Melissa Fruge, Esq.
        Associate General Counsel